December 14, 2021

Correspondence Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark, Andrew Blume,

Division of Corporation Finance

Office of Manufacturing

Re:	Alcoa Corporation

Form 10-K for the Year Ended December 31, 2020

Form 10-Q for the Quarter Ended September 30, 2021

Alcoa Corporation Comment Letter Response dated November 29, 2021

File No. 001-37816

Ladies and Gentlemen:

On behalf of Alcoa Corporation (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated December 9, 2021 (the “Comment Letter”), regarding the Company’s filings referenced above. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filings.

Form 10-Q for the Quarter Ended September 30, 2021

Statement of Consolidated Cash Flows, page 4

1.

Comment: Your response to prior comment 5 indicates that the “Premium paid on early redemption of debt” line item is removing interest expense related to debt prepayments from operating cash flows and reclassifying them as financing cash flows in accordance with ASC 230-10-45-15. Considering ASC 230-10-45-15(g) specifically indicates that payments of accrued interest are excluded from financing activities, please clarify how your presentation complies with ASC 230-10-45-15(g) and ASC 230-10-45-17(c). A description of the related journal entries and how they are reflected on the statement of cash flows may facilitate our understanding.

Division of Corporation Finance

December 14, 2021

Response: The $43 million of redemption premiums included in the Statement of Consolidated Cash Flows caption “Premium paid on early redemption of debt” are cash payments for premiums associated with the early redemption of debt and exclude any accrued interest thereon. In the second quarter of 2021, the Company redeemed in full the $750 million aggregate principal amount of its outstanding 6.75% Senior Notes due 2024 at a redemption price equal to 103.375% of the principal amount, resulting in a premium payment of approximately $25 million. In the third quarter of 2021, the Company redeemed in full the $500 million aggregate principal amount of its outstanding 7.00% Senior Notes due 2026 at a redemption price equal to 103.5% of the principal amount, resulting in a premium payment of approximately $18 million. The redemption premiums totaling approximately $43 million are recorded in the “Interest expense” caption on the Statement of Consolidated Operations (debit), with a corresponding reduction of cash (credit). As stated in ASC 230-10-45-15(g), premiums paid associated with debt repayment are to be presented as financing cash flows on the Statement of Consolidated Cash Flows. The Company’s Statement of Consolidated Cash Flows is prepared using the indirect method. The “Premium paid on early redemption of debt” caption in the cash from operations section is included to add-back the expense recorded associated with the redemption premiums to Net income (loss) and remove the cash flow impact from operating cash flows. The “Payments on debt (original maturities greater than three months)” caption includes the cash outflow associated with the redemption premiums to properly reflect the premiums paid as a financing outflow in accordance with ASC 230-10-45-15(g). Payments of accrued interest at the time of the redemptions were included in cash from operations in accordance with ASC 230-10-45-17(c).

A summary of the accounting entries recorded to reflect the redemption premiums in the Statement of Consolidated Operations and the Statement of Consolidated Cash Flows is included below:

Accounting for the cash payment of the redemption premiums (in millions):

D. Interest Expense	$43
C. Cash	$43

Cash flow impact of redemption premiums (in millions):

D. Redemption premium add-back to Net income in cash from operations	$43
C. Redemption premium cash flow impact in cash used for financing activities	$43

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Division of Corporation Finance

December 14, 2021

If you have any questions with respect to the foregoing, please contact me at (412) 315-2744 or Molly Beerman, Senior Vice President and Controller, at (412) 315-2826.

Sincerely,

/s/ William F. Oplinger
William F. Oplinger
Executive Vice President and Chief Financial Officer